UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2003

Commission file number 000-25955

CAPITAL ENVIRONMENTAL RESOURCE INC.

(Exact name of registrant as specified in its charter)

1005 Skyview Drive

Burlington, Ontario, Canada L7P 5B1
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                         Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                         No ☒

CAPITAL ENVIRONMENTAL RESOURCE INC.

INDEX TO FORM 6-K

 PART I

FINANCIAL INFORMATION

i

FORWARD LOOKING STATEMENT

      Certain statements included in this Form 6-K, including, without limitation, information appearing under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934) that involve risks and uncertainties. Factors set forth under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F/A Amendment No. 2, filed with the SEC could affect the Company’s actual results and could cause the Company’s actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company in this Report on Form 6-K.

CAPITAL ENVIRONMENTAL RESOURCE INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US dollars, except share amounts)

	September 30,	December 31,
	2003	2002

	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$42,327	$1,775
Accounts receivable (net of allowance for doubtful accounts of $500 as of September 30, 2003 and $350 as of December 31, 2002)	20,897	15,264
Prepaid expenses and other assets	2,834	1,661

Total current assets	66,058	18,700
Property and equipment, net	167,423	58,994
Deferred income taxes	2,252	1,049
Goodwill	77,001	64,365
Other intangibles and non-current assets	17,879	5,914

Total assets	$330,613	$149,022

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,587	$3,821
Accrued expenses and other liabilities	11,866	11,814
Current portion of long-term debt	653	63
Current portion of capital lease obligations	1,277	1,262

Total current liabilities	21,383	16,960
Long-term debt	63,049	50,710
Capital lease obligations	996	1,610
Accrued closure, post-closure and other obligations	6,047	1,925
Cumulative mandatorily redeemable Preferred Shares (net of discount of $14,748 as of September 30, 2003)	44,304	—

Total liabilities	135,779	71,205

Shareholders’ Equity:
Common Stock, no par value; unlimited shares authorized; 38,494,995 issued and outstanding as of September 30, 2003 and 35,194,995 as of December 31, 2002.	128,371	113,549
Series 1 Preferred Shares, no par value; unlimited shares authorized; 28,146,333 issued and outstanding as of September 30, 2003.	76,154	—
Options, warrants and deferred stock-based compensation	24,561	1,897
Accumulated other comprehensive income (loss)	9,834	(3,951)
Accumulated deficit	(44,086)	(33,678)

Total shareholders’ equity	194,834	77,817

Total liabilities and shareholders’ equity	$330,613	$149,022

The accompanying notes are an integral part of these statements.

CAPITAL ENVIRONMENTAL RESOURCE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US dollars, except share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

				(as restated)
Revenue	$34,748	$27,961	$91,310	$73,228
Operating and other expenses:
Cost of operations	22,043	17,244	57,364	45,629
Selling, general and administrative	9,655	4,842	22,702	12,642
Depreciation, depletion and amortization	3,808	2,879	10,599	7,140
Foreign exchange loss (gain) and other	83	(204)	440	(1,645)

Income (loss) from operations	(841)	3,200	205	9,462
Interest expense	5,372	1,207	10,557	4,563

Income (loss) before income taxes	(6,213)	1,993	(10,352)	4,899
Income tax provision	908	462	574	1,192

Net income (loss) before cumulative effect of change in accounting principle	(7,121)	1,531	(10,926)	3,707
Cumulative effect of change in accounting principle, net of provision for income taxes of $256.	—	—	518	—

Net income (loss)	(7,121)	1,531	(10,408)	3,707
Deemed dividend on Series 1 Preferred Shares	(33,551)	—	(54,572)	(14,717)

Net income (loss) attributable to Common Shareholders	$(40,672)	$1,531	$(64,980)	$(11,010)

Basic and diluted earnings (loss) per share:
Basic earnings (loss) per share before cumulative effect of change in accounting principle	$(1.06)	$0.04	$(1.76)	$(0.35)
Cumulative effect of change in accounting principle	—	—	0.01	—

Basic earnings (loss) per share	$(1.06)	$0.04	$(1.75)	$(0.35)

Diluted earnings (loss) per share before cumulative of change in accounting principle	$(1.06)	$0.04	$(1.76)	$(0.35)
Cumulative effect of change in accounting principle	—	—	0.01	—

Diluted earnings (loss) per share	$(1.06)	$0.04	$(1.75)	$(0.35)

Shares used in computing per share amounts (in thousands):
Basic	38,447	35,188	37,181	31,518
Diluted	38,447	35,748	37,181	31,518

The accompanying notes are an integral part of these statements.

CAPITAL ENVIRONMENTAL RESOURCE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the Nine Months Ended September 30, 2003
(In thousands of US dollars and share amounts)

							Accumulated
	Common Stock		Preferred Stock		Options	Deferred	other		Total
					and	stock-based	comprehensive	Accumulated	shareholders’
	Shares	Amount	Shares	Amount	warrants	compensation	income (loss)	deficit	equity

Balance as of December 31, 2002.	35,195	$113,549	—	$—	$2,452	$(555)	$(3,951)	$(33,678)	$77,817
Warrants issued in connection with redeemable Preferred Stock	—	—	—	—	13,774	—	—	—	13,774
Issuance of Series 1 Preferred Stock	—	—	28,146	76,154	7,586	—	—	—	83,740
Issuance of Common Stock	3,300	14,822	—	—	(119)	—	—	—	14,703
Issuance of warrants	—	—	—	—	138	—	—	—	138
Additional value of warrants and related compensation expense	—	—	—	—	1,020	265	—	—	1,285
Foreign currency translation adjustment	—	—	—	—	—	—	13,785	—	13,785
Net loss	—	—	—	—	—	—	—	(10,408)	(10,408)

Balance as of September 30, 2003	38,495	$128,371	28,146	$76,154	$24,851	$(290)	$9,834	$(44,086)	$194,834

The accompanying notes are an integral part of these statements.

CAPITAL ENVIRONMENTAL RESOURCE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US dollars)

	Nine Months Ended
	September 30,

	2003	2002

Cash flows provided by operating activities:
Net income (loss)	$(10,408)	$3,707
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation, depletion and amortization	10,599	7,140
Dividends accrued relative to redeemable Preferred Shares	4,052	—
Deferred income taxes	119	(692)
Unrealized foreign exchange loss	678	—
Realized foreign exchange gain	—	(1,441)
Cumulative effect of change in accounting principle, net of tax	(518)	—
Amortization of debt issue costs and redeemable Preferred Shares discount	2,727	1,553
Other non-cash items	1,399	1,008
Changes in operating assets and liabilities, net of effect of business acquisitions:
Accounts receivable	(3,143)	(4,125)
Prepaid expenses and other current assets	(864)	784
Accounts payable and accrued liabilities	329	2,390
Income and other taxes	(1,105)	(1,201)

	3,865	9,123

Cash flows used in investing activities:
Cash used in business combinations and significant asset acquisitions, net of cash acquired	(72,733)	(27,091)
Deposits for business acquisitions	(7,989)	—
Capital expenditures	(12,677)	(5,264)

	(93,399)	(32,355)

Cash flows provided by financing activities:
Proceeds from issuance of debt	8,801	53,375
Payments on debt	(10,018)	(54,545)
Repayment of capital lease obligations	(1,024)	(737)
Proceeds from issuance of Series 1 Preferred Shares	86,189	28,098
Proceeds from mandatorily redeemable Preferred Shares	55,000	—
Proceeds from issuance of Common Shares, net	197	308
Fees paid for financing transactions	(9,358)	(2,368)

	129,787	24,131

Effect of exchange rate changes on cash and cash equivalents	299	8

Increase in cash and cash equivalents	40,552	907
Cash and cash equivalents at beginning of period	1,775	2,469

Cash and cash equivalents at end of period	$42,327	$3,376

The accompanying notes are an integral part of these statements.

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of US dollars unless otherwise stated)

1. Basis of Presentation

      The accompanying Unaudited Condensed Consolidated Financial Statements include the accounts of Capital Environmental Resource Inc. and its subsidiaries (the “Company”) as of September 30, 2003 and December 31, 2002 and for three and nine months ended September 30, 2003 and 2002. All significant intercompany transactions and accounts have been eliminated. These interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Accordingly, these interim condensed consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The accounting policies followed in the preparation of these interim condensed consolidated financial statements are consistent with those followed in the Company’s annual consolidated financial statements for the year ended December 31, 2002, as filed on Form 20-F/A, except as discussed in Note 2. However, certain previously reported amounts have been reclassified to conform with the current period presentation.

      In the opinion of the management, the Unaudited Condensed Consolidated Financial Statements contain all material adjustments, consisting of only normal recurring adjustments, necessary to fairly state the financial position, the results of operations and cash flows for the periods presented and the disclosures herein are adequate to make the information presented not misleading. Income taxes during these interim periods have been provided for based upon the Company’s anticipated annual effective income tax rate. Due to the lack of operating history relative to the Company’s US operations the Company has provided a valuation allowance for its net operating loss carryforwards generated in the US. The valuation allowance recorded for the three months and nine months ended September 30, 2003 was $1,100. Due to the seasonal nature of the Company’s business, operating results for interim periods are not necessarily indicative of the results that can be expected for a full year. These interim financial statements should be read in conjunction with the Company’s audited Consolidated Financial Statements and notes thereto appearing in the Company’s annual report on Form 20-F/A Amendment No. 2 for the year ended December 31, 2002.

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include allowance for doubtful accounts, depletion of landfill development costs, liabilities for final capping, closure and post-closure costs, liabilities for potential litigation, note discounts and deferred taxes.

      Basic earnings (loss) per share is calculated by dividing income (loss) available to Common Shareholders by the weighted average number of Common Shares outstanding for the period. Dilutive earnings (loss) per share is calculated based on the weighted average shares of Common Shares outstanding during the period plus the dilutive effect of Common Stock purchase warrants and stock options using the treasury stock method and the dilutive effects of the Convertible Series 1 Preferred Shares using the if-converted method. Contingently issuable shares are included in the computation of basic earnings (loss) per share when issuance of the shares is no longer contingent. Due to the net losses attributable to Common Shareholders for the three and nine months ended September 30, 2003, and the nine months ended September 30, 2002, basic and diluted loss per share were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

      The majority of the Company’s operations are domiciled in Canada. As such, the Company’s primary functional currency is the Canadian dollar. However, for each reporting period, the Company translates the results of operations and financial condition into US dollars. Therefore, reported results of operations and financial condition are subject to changes in the exchange relationship between the two currencies. For

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands of US dollars unless otherwise stated)

example, as the relationship of the Canadian dollar strengthens against the US dollar, revenue is favorably affected and conversely expenses are unfavorably affected. Assets and liabilities of Canadian operations have been translated from Canadian dollars into US dollars at the exchange rates in effect at the relevant balance sheet date, and revenue and expenses of Canadian operations have been translated from Canadian dollars into United States dollars at the average exchange rates prevailing during the period. Unrealized gains and losses on translation of the Canadian operations into US dollars are reported as a separate component of shareholders’ equity and are included in comprehensive income (loss). Separately, monetary assets and liabilities denominated in US dollars held by the Canadian operations are re-measured from US dollars into Canadian dollars and then translated into US dollars. The effects of re-measurement are reported currently as a component of net income (loss). Currently, the Company does not hedge its exposure to changes in foreign exchange rates.

      On February 6, 2002, the Company issued 11,320,754 Series 1 Preferred Shares, which were convertible into Common Shares, at a price that was less than the market price of the Company’s common stock on the date of issue. On March 27, 2002, the Series 1 Preferred Shares were converted into Common Shares. The Company has restated its 2002 Consolidated Financial Statements to reflect the effects of the beneficial conversion feature as a non-cash dividend to the purchasers of the Series 1 Preferred Shares and restated the computation of basic and diluted earnings (loss) per share. The effect of the restatement is to decrease net income attributable to common shareholders from $3,707 for the nine months ended September 30, 2002, as previously reported, to a net loss attributable to Common Shareholders of $11,010 for the nine months ended September 30, 2002, as restated, and to decrease basic and diluted income per share from $0.12 and $0.11, respectively, for the nine months ended September 30, 2002, as previously reported, to net loss per share of $0.35, as restated.

2. Adoption of New Accounting Standard

      On January 1, 2003, the Company adopted the provisions of Statement Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 required the Company to change its methodology used to record liabilities related to final capping, closure and post-closure of its landfill operations. Under the provisions of the new statement, the Company recognized as an asset the fair value of the liability for an asset retirement obligation. The asset is then depleted, consistently with other capitalized landfill costs, over the remaining useful life of the site based upon units of consumption as airspace in the landfill is consumed. Additionally, the Company recognized a liability for the present value of the estimated future asset retirement obligation. The liability will be adjusted for (i) additional liabilities incurred or settled; (ii) accretion of the liability to its future value; and (iii) revisions in the estimated cash flows relative to closure and post closure costs. Upon adoption, landfill site cost increased $4,361, accumulated depletion increased $704, accrued closure and post-closure obligations increased $2,883 and the Company recognized a cumulative effect of change in accounting principle of approximately $518, net of a provision for income taxes of $256. The Company does not have any assets that are legally restricted for purposes of settling asset retirement obligations. However, the Company does use certain letters of credit to support its asset retirement obligations.

      As of December 31, 2002, the Company’s accrued closure, post-closure obligations approximated $1,925 and as of September 30, 2003, the accrued closure, post-closure obligations approximated $5,889. The increase of approximately $3,964 is primarily due to the adoption of SFAS 143 of approximately $2,883 and accretion expense of approximately $353. The effects of foreign exchange serve to increase the liability by approximately $728. Had the Company adopted the provisions of SFAS 143 as of January 1, 2002, net income for the three and nine months ended September 30, 2002, would have been lower by approximately $63 and

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands of US dollars unless otherwise stated)

$188, respectively. Basic and diluted earnings per share for each of these periods would have been affected by less than $0.01 per share.

3. Business Combinations and Significant Asset Acquisitions

      In January 2003, the Company purchased the assets of a hauling company in Canada for cash consideration of approximately $1.5 million.

      In May 2003, the Company completed its purchase of all the membership interests in Omni Waste of Osceola County LLC, which owns a newly permitted landfill in Osceola County, Florida (the “JED Landfill”), for $68.1 million in cash, assumed liabilities of $6.2 million plus the issuance of 2,050,000 fully paid and non-assessable Common Shares valued at approximately $9.7 million. In addition, the Company issued 1,200,000 Common Shares valued at approximately $4.8 million in consideration for transaction related services provided to the Company in connection with the acquisition. The purchase was completed by the Company’s US incorporated subsidiary, Waste Services, Inc. (“WSI”). The value of the shares issued in connection with the acquisition was based upon the average market price of the Company’s Common Stock during the 5-day period consisting of the period two days before, the day of and two days after the terms of the acquisition were agreed. Fair value of the shares issued for transaction related services rendered in connection with the acquisition were valued on the date of issuance of the Common Shares. The JED Landfill, which began commercial operations in January 2004, is a 2,200 acre municipal solid waste landfill site with a permitted capacity of 24 million cubic yards.

      In July 2003, the Company purchased Cactus Waste Systems LLC (“Cactus Waste”) for $0.6 million in cash. At the time of the acquisition, Cactus Waste had an option to purchase an 800-acre property in Pinal County, Arizona, which was re-zoned to permit the development of a landfill (the “Cactus Waste Landfill”). In September 2003, the Company exercised the option and purchased the landfill site for approximately $1.2 million. The Company expects the Cactus Waste Landfill, which will serve the greater Phoenix and Tucson, Arizona markets, to have a permitted capacity in excess of 200 million cubic yards at this landfill site. Additionally, Cactus Waste has also obtained the required zoning and permits to operate a 4,000-ton-per-day transfer station in Mesa, Arizona. Upon receipt of all permits and authorizations for the operation of the landfill, the Company will issue 1,250,000 Common Shares or $3.0 million to the sellers of Cactus Waste, at their option. Should the landfill achieve certain defined average tons of waste per day, the sellers are entitled to additional contingent payments, the total amount of which would approximate $18.0 million. The amounts paid or the value of the Common Shares to be issued on the date the contingency is resolved, will be capitalized as a cost of the landfill and depleted over its remaining useful life. Additionally, the Company entered into a Royalty Agreement whereby it will pay the sellers a royalty of $0.50 per ton on all waste deposited at the Cactus Waste Landfill after the earlier to occur of July 2006, or the receipt of 1,250 tons of waste per day at the landfill. The Company expenses royalty payments as incurred.

      Separately, in the third quarter, the Company purchased the assets of a collection business in Phoenix, Arizona, for cash consideration of approximately $2.5 million.

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands of US dollars unless otherwise stated)

      The operating results of acquired businesses are included in the consolidated statements of operations from the dates of acquisition. The assets acquired and liabilities assumed were recorded under the purchase method of accounting. Details of the net assets acquired and cash used in asset and business acquisitions for the nine months ended September 30, 2003, are as follows:

	JED
	Landfill	Other	Total

Working capital deficit, primarily payables assumed	$(1,814)	$(749)	$(2,563)
Property and equipment	88,839	2,351	91,190
Customer contracts and lists	—	369	369
Non-competition agreements	—	462	462
Goodwill	—	2,210	2,210
Long-term liabilities assumed	(4,429)	—	(4,429)

Net assets acquired	82,596	4,643	87,239

Common shares issued	(14,506)	—	(14,506)

Cash used in business and significant asset acquisitions, net of cash acquired	$68,090	$4,643	$72,733

      The Company allocates the purchase price of an acquired business, on a preliminary basis, to the identified assets acquired based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. The purchase price allocations are considered preliminary until the Company has obtained all required information to complete its allocation. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the “allocation period” for finalizing purchase price allocations generally does not exceed one year from the date of consummation of an acquisition. Adjustments to the allocation of purchase price may decrease those amounts allocated to goodwill and, as such, may increase those amounts allocated to other tangible or intangible assets which may result in higher depreciation or amortization expense in future periods. The pro forma effects of the 2003 acquisitions were not material.

4. Property and Equipment, net

      Property and equipment consist of the following:

	September 30,	December 31,
	2003	2002

	(unaudited)
Land and buildings	$3,490	$2,768
Landfill sites	118,470	16,788
Vehicles	51,361	39,735
Containers, compactors, landfill and recycling equipment	33,319	25,520
Furniture, fixtures and other equipment and leasehold improvements	5,032	3,725

Total property and equipment	211,672	88,536
Less: Accumulated depreciation and depletion	(44,249)	(29,542)

	$167,423	$58,994

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands of US dollars unless otherwise stated)

5. Other Intangibles and Non-current Assets

      The net book value of other intangibles and non-current assets, exclusive of goodwill, consist of the following:

	September 30,	December 31,
	2003	2002

	(unaudited)
Customer relationships and contracts	$2,004	$1,662
Non-competition agreements and other	961	569
Debt and mandatorily redeemable Preferred Stock issue costs	4,496	2,108
Acquisition deposits and deferred acquisition costs	10,418	1,575

	$17,879	$5,914

      Acquisition deposits and deferred acquisition costs represent amounts incurred relative to pending acquisitions. Upon closure of the transaction, the deferred acquisition costs will be capitalized as part of the purchase price of the acquisition. Deferred acquisition costs are expensed in the period in which the Company determines a transaction will not be consummated.

6. Debt

      Debt consists of the following:

	September 30,	December 31,
	2003	2002

	(unaudited)
Senior Credit Facility	$59,879	$50,710
Other subordinated promissory notes	3,823	63

	63,702	50,773
Less: current portion	(653)	(63)

	$63,049	$50,710

364-day senior secured credit facility

      On December 31, 2003, the Company’s US subsidiary, WSI, entered into a $220.0 million 364-day senior secured credit facility comprised of a $195.0 million term loan and a $25.0 million revolving credit facility, which is secured by substantially all of the current and future acquired assets of the Company. Initial borrowings under the 364-day facility were used to finance the acquisition of certain assets of Allied Waste Industries, Inc. (“Allied”) and to repay the Company’s Senior Credit Facility in full. The 364-day facility bears interest at 9.0% per annum and has an initial term of 364 days with an extension option. If the option is exercised, the term of the 364-day facility would extend to July 2005 at a rate of 11.0% per annum. The 364-day facility contains certain financial and other covenants that restrict the Company’s ability to, among other things, make capital expenditures, incur indebtedness, incur liens, dispose of property, repay debt, pay dividends, repurchase shares and make certain acquisitions. The financial covenants primarily relate to: (i) a maximum leverage ratio; (ii) a minimum interest coverage ratio; and (iii) a minimum EBITDA, as defined in the agreement governing the 364-day facility. See also Note 13, Subsequent Events, for a further discussion of the use of proceeds.

      As a result of the refinancing in the fourth quarter of 2003, the Company fully amortized approximately $2.5 million of debt-issue-cost relative to the Senior Credit Facility.

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands of US dollars unless otherwise stated)

Senior Credit Facility (repaid in full on December 31, 2003)

      In June 2002, the Company completed a refinancing of its former senior debt facility and entered into a new Senior Secured Credit Facility (the “Senior Credit Facility”) with a syndicate of financial institutions. The Senior Credit Facility was a revolving credit facility denominated in Canadian dollars and, provided for borrowings of up to the lesser of $88.0 million or C$131.0 million, as amended. As of September 30, 2003, and before the November 2003 amendment, unused capacity under this facility approximated $6.4 million. The Senior Credit Facility was used for general corporate purposes, including, working capital, capital expenditures and permitted acquisitions. The Senior Credit Facility was collateralized by a first priority security interest in substantially all of the current and future acquired assets of the Company and its subsidiaries. The Senior Credit Facility contained certain financial and other covenants that restricted the Company’s ability to, among other things, make capital expenditures, pay dividends, repurchase shares and make certain acquisitions. The Company’s financial covenants under the Senior Credit Facility primarily related to: (i) a maximum leverage ratio, being funded debt as a ratio to EBITDA, as that term was defined in the Senior Credit Facility, as amended; (ii) a minimum pro forma adjusted EBITDA; (iii) a fixed charge coverage ratio; and (iv) total net worth. Interest rates were based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or Prime). The fixed margins ranged from 2.75% to 3.75% per annum for Canadian Eurodollar rate loans and 1.25% to 2.25% per annum for prime rate loans. Within the ranges, the fixed margin was determined based on the Company’s leverage ratio. The interest rate on the Senior Credit Facility as of September 30, 2003 and December 31, 2002, was 6.50% and 6.06% per annum, respectively. Cash paid for interest for the nine months ended September 30, 2003, and 2002 approximated $3,797 and $2,837, respectively.

      In May 2003, the Company amended its Senior Credit Facility to authorize the completion of the acquisition of the membership interests in Omni Waste, to increase the Company’s authorized capital expenditures in connection with certain new municipal service contracts awarded to the Company and to exclude up to $12.0 million in capital expenditures incurred in connection with the acquisition of Omni Waste or the development of the JED Landfill site from the capital expenditure cap imposed by the Senior Credit Facility.

      In November 2003, the Company amended its Senior Credit Facility to allow for (i) the acquisition of certain assets of Allied; (ii) subordinated debt of up to $110.0 million to complete the Allied acquisition; and (iii) increased lending commitments of up to the lesser of $88.0 million or C$131.0 million. Additionally, the Company amended certain of its financial covenants to make them less restrictive. As of September 30, 2003, the Company was in compliance with its financial covenants, as amended.

7. Cumulative Mandatorily Redeemable Preferred Shares

      In May 2003, WSI issued 55,000 shares of redeemable Preferred Stock (the “WSI Preferred Stock”) to Kelso Investment Associates VI, L.P. and KEP VI, LLC (collectively, “Kelso”) pursuant to the terms of an agreement dated as of May 6, 2003 (“the WSI Subscription Agreement”), at a price of $1,000 per share. WSI also issued to Kelso 7,150,000 warrants to purchase shares of Common Stock (on a one-for-one basis) of WSI for $3.00 per share. The warrants are exercisable at any time following the completion of a reorganization pursuant to the Ontario Business Corporations Act by which Capital Environmental Resource Inc. will become an indirect wholly owned subsidiary of WSI (the “Migration”). The issuance of the WSI Preferred Stock resulted in proceeds of approximately $50.0 million, net of fees of approximately $5.0 million. The shares of WSI Preferred stock are non-voting. The WSI Preferred Stock entitles the holders to a liquidation preference of $1,000 per share and a cumulative cash dividend of 17.75% per annum (compounding and accruing quarterly in arrears). The liquidation preference approximated $59.1 million as of September 30,

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands of US dollars unless otherwise stated)

2003. As the Company is not permitted to declare and pay cash dividends pursuant to the terms of the 364-day facility, the dividend payments will accrue. The WSI Preferred Stock, including all accrued and unpaid dividends, must be redeemed in full by no later than May 6, 2015. Until May 6, 2006, the Company may redeem all or any part of the WSI Preferred Stock on payment of the sum of $1,000 per share plus accrued and unpaid dividends calculated as if the WSI Preferred Stock were redeemed on May 6, 2006, or approximately $93.4 million. If the Company does not exercise the option to redeem all of the WSI Preferred Stock by May 6, 2009, Kelso may require WSI to initiate a sale of WSI or its assets on terms acceptable to its board of directors consistent with the exercise by the board members of their fiduciary obligations.

      Additionally, Kelso, as the holder of the WSI Preferred Stock, has the exclusive right to elect two directors of WSI so long as 25,000 or more WSI Preferred Stock are outstanding or one director so long as there are 5,000 or more WSI Preferred Stock outstanding. Certain actions of WSI and its affiliates, including incurring certain indebtedness, also require the prior approval of the holders of a majority of the WSI Preferred Stock. All of these covenants and restrictions could limit the manner in which the Company conducts its operations and could adversely affect its ability to raise additional capital. Any failure by the Company to comply with these covenants and restrictions will, unless waived by Kelso, result in an immediate obligation to redeem all of the then outstanding WSI Preferred Stock. If such events occurred, the Company would be required to refinance WSI or obtain capital from other sources, including sales of additional debt or equity or the sale of assets, in order to meet its redemption obligations.

      By the terms of the agreements with Kelso relating to the shares of WSI Preferred Stock, if the Company does not complete the Migration by March 31, 2004, the dividend payable on the WSI Preferred Stock issued to Kelso will increase by 1% per annum, from 17.75%, for every month that the Migration is delayed, up to a maximum increase of an additional 12% per annum. The Company may also be required to issue to Kelso an additional 250,000 warrants per month for each month that the Migration is delayed after March 31, 2004, up to an additional 6,000,000 warrants to purchase WSI common stock, at an exercise price of $0.01 per share. In February 2004, the Company amended its agreement with Kelso to extend the date for completing the Migration, after which the increase in the dividend rate and requirement to issue additional warrants will apply, to June 30, 2004. The increase in the dividend payable on the WSI Preferred Stock issued to Kelso would increase the amount to be paid to Kelso on the redemption of the WSI Preferred Stock and would have a material adverse effect on the Company’s financial condition. By the terms of the agreements, as amended, if the Migration is not completed at all, Kelso may also require the Company to exchange the existing 7,150,000 warrants to purchase common stock of WSI, and any of the additional warrants for common stock of WSI issued as a result of the Company completing the Migration after June 30, 2004, for warrants to purchase the Company’s Common Shares.

      The Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and accordingly classified the WSI Preferred Stock as a liability. The Company also allocated the relative fair value of the proceeds to the WSI Preferred Stock and warrants. The 7,150,000 warrants have an allocated value on the date of issue of approximately $14,810. The value allocated to the warrants was treated as a component of equity, with an offsetting amount treated as a discount which will accrete to interest expense using the effective interest method over the life of the WSI Preferred Stock to the earliest redemption date of May 6, 2006. For the three and nine months ended September 30, 2003, accrued interest expense, accretion of discounts and amortization of issue costs approximated $3,858 and $6,056 respectively.

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands of US dollars unless otherwise stated)

8. Commitments and Contingencies

Environmental risks

      The Company is subject to liability for environmental damage that its solid waste facilities may cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, including damage resulting from conditions existing prior to the acquisition of such facilities by the Company. Pollutants or hazardous substances whose transportation, treatment or disposal, was arranged by the Company or its predecessors, may also subject the Company to liability for any off-site environmental contamination caused by these pollutants or hazardous substances.

      Any substantial liability for environmental damage incurred by the Company could have a material adverse effect on the Company’s financial condition, results of operations or cash flows. As of the date of these consolidated financial statements, the Company estimates the range of reasonably possible loss related to environmental matters to be insignificant and is not aware of any such environmental liabilities that would be material to the Company’s operations or financial condition.

Legal proceedings

      In the normal course of the Company’s business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by it. From time to time, the Company may also be subject to actions brought by citizens’ groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or alleging environmental damage or violations of the permits and licenses pursuant to which it operates.

      In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business.

      On December 18, 2002, Canadian Waste Services Inc. (“Canadian Waste”), a competitor of the Company, commenced an action against the Company and one of the Company’s employees who was previously employed by Canadian Waste. The action alleges breach of the employment contract between the employee and Canadian Waste, and breach of fiduciary duties. The action also alleges that the Company participated in those alleged breaches. The action seeks damages from the Company and its employee for the alleged breach of contract and fiduciary duties in the amount of approximately C$14.5 million, as amended in December 2003, and an injunction enjoining the employee from acting contrary to the alleged terms of his employment contract and fiduciary duties.

      On February 7, 2003, Canadian Waste commenced an action against the Company alleging breach of a “Landfill Tipping Agreement” (the “Agreement”) entered into by the Company and Canadian Waste. The action alleges that the Company breached the Agreement by not paying certain amounts invoiced to the Company by Canadian Waste, relating to increased costs of Canadian Waste in operating the Ryley Landfill. Canadian Waste seeks damages in the amount of approximately C$1.3 million. The Agreement contains an arbitration clause that forecloses court action and requires arbitration with respect to certain disputes.

      The Company intends to vigorously defend these actions both with respect to liability and damages. No provisions have been made in these financial statements for the above matters.

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands of US dollars unless otherwise stated)

      The Company does not believe that the reasonably possible losses in respect of all or any of these matters would have a material adverse impact on the Company’s business, financial condition, results of operations or cash flows.

Disposal Agreement — RCI

      On November 22, 2002, the Company entered into a Put or Pay Disposal Agreement (the “Disposal Agreement”) with RCI Environnement Inc., Centres de Transbordement et de Valorisation Nord Sud Inc., RCM Environnement Inc. (collectively the “RCI Companies”) and Intersan Inc. (“Intersan”) pursuant to which the Company, together with the RCI Companies, agreed to deliver to certain of Intersan’s landfill sites and transfer stations in Quebec, Canada, over the next 5 years, 850,000 metric tonnes of waste per year, and for the next 2 years after the expiration of the first 5-year term, 710,000 metric tonnes of waste per year at a fixed disposal rate set out in the Disposal Agreement. If the Company and the RCI Companies fail to deliver the required tonnage, they are jointly and severally required to pay to Intersan, C$23.67 per metric tonne for every tonne below the required tonnage. If a portion of the annual tonnage commitment is not delivered to a specific site the Company is also required to pay C$8.00 per metric tonne for every tonne below the site specific allocation. The Company’s obligations to Intersan are secured by a letter of credit for C$4.0 million. The Company does not anticipate material future payments under this Disposal Agreement and, accordingly, has not provided for a liability pursuant to this agreement as of September 30, 2003. The companies within the RCI Group are controlled by a director of the Company and/or individuals related to that director.

9. Capital Stock

Common Shares

      On March 31, 2003, the Company issued 2,050,000 fully paid and non-assessable Common Shares valued at approximately $9.7 million as part of the purchase price of the JED Landfill. In May 2003, the Company issued 1,200,000 Common Shares valued at approximately $4.8 million in consideration for transaction related services provided to the Company in connection with this acquisition.

Series 1 Preferred Shares

      During the nine-month period ended September 30, 2003, the Company completed several private offerings of its Series 1 Preferred Shares, which were subsequently converted to Common Shares. The Series 1 Preferred Shares were non-voting and were not entitled to receive any dividends declared by the Company. The following table sets forth the varied tranches of Series 1 Preferred Shares issued during the period (amounts in thousands except share and per share amounts):

	Series 1	Price	Gross	Net	Warrants	Warrant Exercise
Period	Preferred Shares	Per Share	Proceeds	Proceeds	Issued	Price per Share

March – June	10,241,666	$3.00	$30,725	$28,925	2,048,333	$3.00
June (a)	5,000,000	$3.00	15,000	14,100	1,000,000	$3.00
July (b)	4,154,667	$3.00	12,464	11,600	830,933	$3.00
September (b)	8,750,000	$3.20	28,000	28,000	1,575,000	$3.20

	28,146,333		$86,189	$82,625	5,454,266

(a)	The proceeds from this issue were received and recorded as of June 25, 2003; the shares were issued July 8, 2003.

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands of US dollars unless otherwise stated)

(b)	A shareholder and certain of the Company’s officers and directors and/or their affiliates, purchased 1,762,500 Series 1 Preferred Shares in these private placement transactions.

      The Company accounted for the issuance of the Series 1 Preferred Shares as the issuance of three differing securities: (i) Series 1 Preferred Shares convertible into Common Shares; (ii) warrants exercisable for Common Shares; and (iii) a beneficial conversion feature embedded in the Series 1 Preferred Shares. The gross proceeds from the offerings were allocated based upon the relative fair value of the Series 1 Preferred Shares on the commitment date (date of issue), and the warrants. The fair value of the Common Shares at the commitment date was compared to the gross proceeds allocated to the Series 1 Preferred Shares based upon their relative fair value. The excess of fair value of the Common Shares over the gross proceeds allocated to the Series 1 Preferred Shares was deemed to be the value associated with the beneficial conversion feature of the Series 1 Preferred Shares and was recorded as a non-cash dividend on the Series 1 Preferred Shares. Value ascribed to the beneficial conversion feature of the Series 1 Preferred Shares and the allocated fair value of warrants approximated $33,551 for the three months ended September 30, 2003. Value ascribed to the beneficial conversion feature of the Series 1 Preferred Shares and the allocated fair value of the warrants approximated $54,572 and $14,717 for the nine months ended September 30, 2003, and 2002, respectively, which was recognized as a deemed dividend to the Series 1 Preferred Shareholders.

      At the Company’s annual meeting held in December 2003, the shareholders voted in favor of the conversion of the Series 1 Preferred Shares to Common Shares thereby effecting the exchange on the basis of one Common Share for each one Series 1 Preferred Share and the exercisability of the warrants that were issued with the Series 1 Preferred Shares.

Stock purchase options and warrants

      On January 31, 2003, in connection with a potential acquisition, the Company issued warrants to purchase a total of 56,250 fully paid and non-assessable Common Shares for an exercise price of $4.70 per share for a value of $138. The warrants are exercisable at any time after January 31, 2004, and expire on January 31, 2008.

      During the nine months ended September 30, 2003, 50,000 Common Shares were issued on the exercise of warrants. Details of warrants and non-employee stock purchase options outstanding are more fully described in the Company’s annual consolidated financial statements filed on Form 20-F/A.

Employee and director stock option plans and option grants

      Details of the Company’s 1997 and 1999 Stock Option Plans are described in the Company’s annual consolidated financial statements filed on Form 20-F/A.

      The Company’s outstanding options are denominated in Canadian and US dollars. During the nine months ended September 30, 2003, options to purchase 2,608,500 Common Shares were granted. These options have an average exercise price of $4.12 for the US dollar denominated options and C$5.69 for the Canadian Dollar denominated options. No options were exercised during the period and 98,617 options expired or were terminated. As of September 30, 2003 the aggregate number of options outstanding entitled holders to purchase 4,945,699 Common Shares at prices ranging from C$4.05 to C$18.05 for the Canadian dollar denominated options and $3.12 to $12.00 for the US dollar denominated options.

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands of US dollars unless otherwise stated)

      The Company has stock-based compensation plans accounted for under the recognition and measurement principles of Accounting Principles Board Opinion (“APB”) No. 25 “Accounting for Stock Issued to Employees,” and related interpretations. Pro forma information regarding the impact of stock-based compensation on net income and earnings per share is required by SFAS No. 123 “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” Such pro forma information, determined as if the Company had accounted for its employee stock options under the fair value recognition provisions of SFAS No. 123, is illustrated in the following table:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net income (loss), attributable to Common Shareholders as reported	$(40,672)	$1,531	$(64,980)	$(11,010)
Less: stock-based employee compensation expense pursuant to SFAS 123, net of tax	(1,023)	(413)	(1,936)	(1,160)

Pro forma net income (loss), attributable to Common Shareholders	$(41,695)	$1,118	$(66,916)	$(12,170)

Basic and diluted earnings (loss) per share:
As reported	$(1.06)	$0.04	$(1.75)	$(0.35)
Pro forma	$(1.08)	$0.03	$(1.80)	$(0.39)

      The fair value of options granted up to September 30, 2003, was estimated using the Black-Scholes option pricing model using the following assumptions:

Assumptions:
Annual dividend yield	—	—	—	—
Risk-free interest rates	3.05%	3.46%	3.05%-3.17%	3.46%-4.62%
Expected lives	3 years	3 years	3 years	3 years
Expected volatility	72.0%	72.0%	72.0%	72.0%

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands of US dollars unless otherwise stated)

Earnings (loss) per share

      The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted earnings (loss) per share for the three and nine months ended September 30, 2003, and 2002 (in thousands except per share amounts):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Numerator:
Net income (loss) attributable to Common Shareholders	$(40,672)	$1,531	$(64,980)	$(11,010)

Denominator:
Weighted average Common Shares outstanding — basic earnings (loss) per share	38,447	35,188	37,181	31,518
Effect of dilutive securities — Options and warrants to purchase common stock	—	560	—	—

Weighted average Common Shares outstanding — for diluted earnings (loss) per share:	38,447	35,748	37,181	31,518

Antidilutive securities not included in the diluted earnings per share calculation:
Series 1 Preferred Shares	20,006	—	10,221	2,032
Options to purchase Common Shares	875	—	486	426
Warrants to purchase Common Shares	4,417	—	2,240	449

10. Comprehensive Income (Loss)

      Comprehensive income (loss) includes the effects of foreign currency translation. Comprehensive income (loss) for the periods indicated are as follows (unaudited):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

Net income (loss)	$(7,121)	$1,531	$(10,408)	$3,707
Foreign currency translation adjustment	51	(3,393)	13,785	(121)

Comprehensive income (loss)	$(7,070)	$(1,862)	$3,377	$3,586

11. New Accounting Pronouncements

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The Statement requires that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material effect on the Company’s financial position or results of operations.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” effective for financial instruments entered into or modified

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands of US dollars unless otherwise stated)

after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). The Company has adopted the provisions of SFAS No. 150 and as a result, has classified its mandatorily redeemable Preferred Shares as a liability.

      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” In December 2003, the FASB issued a revision to FIN 46, or Revised Interpretation, to clarify some of the provisions of FIN 46. FIN 46 provides guidance on how to identify a variable interest entity, or VIE, and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE must be included in a company’s consolidated financial statements. A company that holds variable interests in an entity is required to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIEs expected losses and/or receive a majority of the entity’s expected residual returns, if any. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the first quarter of fiscal year 2004. VIEs created after January 1, 2004, must be accounted for under the Revised Interpretations. There has been no material impact to the Company’s financial statements from potential VIEs entered into after January 31, 2003, and there is no expected impact from the adoption of the deferred provisions in the first quarter of 2004.

12. Related Party Transactions

      The Company entered into Placement Agent Agreements with Sanders Morris Harris Inc. (“SMH”), pursuant to which the Company agreed to pay SMH a fee for Series 1 Preferred Shares sold through SMH. The Company paid SMH fees of $1.9 million pursuant to the Agreements, the last of which expired on August 7, 2003. SMH beneficially owns shares of the Company. Mr. Donald A. Sanders, a director of the Company, is a principal of SMH.

      In February 2004, the Company paid Kelso and Company, LP, a related company to Kelso, a $500 fee in connection with services related to the arrangement of the 364-day senior secured credit facility that was entered into on December 31, 2003.

      In connection with the issuance of the Series 1 Preferred Shares, a shareholder and certain of the Company’s officers and directors and/or their affiliates were purchasers. Details of these transactions are further discussed in Note 9.

      In November 2002, the Company entered into a Put or Pay Disposal agreement with the RCI Companies which are controlled by one of the Company’s directors, Mr. Lucien Rémillard. Details of this agreement are further described in Note 8.

      These transactions are in the normal course of operations and are recorded at the exchange amount, which is the consideration agreed to between the respective parties.

13. Subsequent Events

      In November 2003, the Company entered into a definitive agreement to acquire from Allied, the assets of Allied’s northern and central Florida operations for a purchase price of approximately $120.0 million plus working capital. The primary markets currently serviced by the operations are in Tampa, Sarasota and Jacksonville, Florida. On December 31, 2003, the Company completed the first phase of the Allied acquisition, which included the assets for which all required transfer consents and approvals had been

CAPITAL ENVIRONMENTAL RESOURCE INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(In thousands of US dollars unless otherwise stated)

obtained. The purchase price paid for the first phase of the acquisition was approximately $81.1 million including estimated working capital payments and acquisition costs. Additional phases of the acquisition totaling approximately $11.3 million have been completed through February 15, 2004. The Company expects to obtain the remaining consents and approvals necessary to complete the remainder of the Allied acquisition in the second quarter of 2004. As discussed in Note 6, Debt, the Company financed the acquisition with the proceeds of the 364-day senior secured credit facility.

      In November 2003, the Company entered into an agreement, which was amended in March 2004, to acquire all of the issued and outstanding shares of Florida Recycling Services, Inc (“FRS”) for a purchase price of $98.5 million in cash, subject to certain changes in working capital, and the issuance of 9.25 million common shares. The transaction is subject to customary closing conditions, including financing conditions. The Company has advanced deposits of $3.0 million in cash and 1.0 million in common shares relative to this transaction. Additionally, under the amended acquisition agreement, the Company extended the closing date until May 1, 2004 by remitting an additional advance deposit of $0.75 million. If the closing is not completed on or before May 1, 2004 the Company is required to make an additional advance of $1.0 million and the sellers may terminate the agreement and the Company would forfeit all cash and common stock advances. FRS’s operations are based in central Florida, primarily servicing the Orlando, Daytona, Fort Myers and Tampa markets and will provide substantial internalization benefits to our JED landfill. Separately, one of the Company’s officers holds a 3.0% equity interest in FRS which was acquired prior to his employment with the Company. In addition, under an agreement with the sellers entered into prior to his employment with the Company, such officer will receive a fee of approximately $2.5 million from the sellers upon closing of the transaction.

      Between October and January 2004, the Company, completed the purchase of four collection operations in and around the Phoenix, Arizona metropolitan area for an aggregate purchase price of approximately $9.6 million plus the issuance of 924,070 fully paid and non-assessable Common Shares valued at approximately $5.9 million. The Company may issue an additional 38,430 Common Shares in connection with one of these acquisitions, dependent upon the final working capital position of the acquired company.

      In January 2004, the Company acquired all outstanding shares of Gap Disposal (2001), Ltd., which operates an industrial-permitted waste landfill site in Saskatchewan, Canada. The purchase price was comprised of a cash payment of approximately $1.1 million plus the issuance of 12,000 fully paid and non-assessable Common Shares.

      In February 2004, the Company acquired a new, fully permitted, Class 1 municipal solid waste landfill currently under development in Fort Bend County, Texas, approximately 36 miles southwest of Houston. The purchase price was comprised of a cash payment of $5.0 million, a seller-financed promissory note of $5.0 million and the issuance of 4,375,000 Common Shares. This 2,700 acre site, which will serve the greater Houston area, has a permitted capacity of 38 million tons. It is currently anticipated the landfill will open for commercial operation in the third quarter of 2004. In addition to the landfill, the Company acquired a leasehold interest in a fully permitted transfer station site in Houston, which the Company will construct and expect to open in the fourth quarter of 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the Unaudited Condensed Consolidated Financial Statements and Notes thereto included elsewhere herein as well as our annual report on Form 20-F/A (Amendment No. 2) as filed with the Securities and Exchange Commission, including the factors set our in the section titled “Forward Looking Statements” and under the heading “Risk Factors” in our annual report as well as other filings made with the Securities and Exchange Commission.

Overview and Recent or Planned Acquisitions

      Capital Environmental Resource Inc. is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services. We were founded in May 1997 and began operations in June 1997 when we acquired selected solid waste assets and operations in Canada from Canadian Waste Services Inc. and its former parent, USA Waste Services, Inc. From the time of commencing operations to September 30, 2003, we acquired solid waste service operations in Canada and the United States. In the first half of 2001, we divested our holdings in the United States. We sold our collection operations in the northeastern United States and exited the US market because those US operations were exclusively collection operations, with no related disposal opportunity in those markets. Accordingly, those US operations did not provide any vertical integration opportunities and did not fit within our corporate strategy.

      In 2003, we identified that there were significant opportunities for disposal-based growth in certain geographic markets in the United States which we wish to pursue. Accordingly, we re-entered the United States with the acquisition of a landfill in Osceola County, Florida (the “JED Landfill”). The landfill and other related assets, which were held by the membership interests of Omni Waste of Osceola County LLC, were acquired for $68.1 million in cash, assumed liabilities of $6.2 million and the issuance of 2,050,000 fully paid and non-assessable Common Shares valued at approximately $9.7 million. In addition, the Company issued 1,200,000 Common Shares valued at approximately $4.8 million in consideration for transaction related services provided to us in connection with the acquisition. The purchase was completed by our US incorporated subsidiary, Waste Services, Inc. (“WSI.”) The landfill site is a 2,200-acre municipal solid waste landfill with permitted capacity of 24 million cubic yards, which began commercial operations in January 2004.

      In July 2003, we purchased Cactus Waste Systems, LLC (“Cactus Waste”) for $0.6 million in cash. At the time of the acquisition, Cactus Waste had an option to purchase an 800-acre property in Pinal County, Arizona which was re-zoned to permit the development of a landfill (the “Cactus Waste Landfill”). In September 2003, we exercised the option and purchased the landfill site for approximately $1.2 million. We expect to have a permitted capacity in excess of 200 million cubic yards at the landfill site, which will serve the greater Phoenix and Tucson, Arizona markets. Additionally, Cactus Waste has also obtained the required zoning and permits to operate a 4,000-ton-per-day transfer station in Mesa, Arizona. Upon receipt of all permits and authorizations for the operation of the landfill, we will issue 1,250,000 Common Shares or $3.0 million to the sellers of Cactus Waste, at their option. Should the landfill achieve certain defined average tons of waste per day the sellers are entitled to additional contingent payments, the total amount of which would approximate $18.0 million. Additionally, we entered into a Royalty Agreement whereby we will pay the sellers a royalty of $0.50 per ton on all waste deposited at the Cactus Waste landfill after the earlier to occur of July 2006, or the receipt of 1,250 tons of waste per day at the landfill.

      In November 2003, we entered into a definitive agreement to acquire from Allied Waste Industries, Inc. (“Allied”), the assets of Allied’s northern and central Florida operations for a purchase price of approximately $120.0 million plus working capital. The primary markets currently serviced by the operations are in Tampa, Sarasota and Jacksonville, Florida. On December 31, 2003, we completed the first phase of the Allied acquisition, which included the assets for which all required transfer consents and approvals had been obtained. The purchase price paid for the first phase of the acquisition was approximately $81.1 million. Additional phases of the acquisition totaling approximately $11.3 million have been completed through February 15, 2004. We expect to obtain the remaining consents and approvals necessary to complete the remainder of the Allied acquisition by the end of the second quarter of 2004. The purchase price for the acquisition of the remainder of the Allied assets will be funded by our 364-day senior secured credit facility, which is described further in this section.

      In November 2003, we entered into an agreement, which was amended in March 2004, to acquire all of the issued and outstanding shares of Florida Recycling Services, Inc (“FRS”) for a purchase price of $98.5 million in cash, subject to certain changes in working capital, and the issuance of 9.25 million common shares. The transaction is subject to customary closing conditions, including financing conditions. We have advanced deposits of $3.0 million in cash and 1.0 million in common shares relative to this transaction. Additionally, under the amended acquisition agreement, we extended the closing date until May 1, 2004 by remitting an additional advance deposit of $0.75 million. If the closing is not completed on or before May 1, 2004 we are required to make an additional advance of $1.0 million and the sellers may terminate the agreement and we would forfeit all cash and common stock advances. FRS’s operations are based in central Florida, primarily servicing the Orlando, Daytona, Fort Myers and Tampa markets and will provide substantial internalization benefits to our JED landfill. Separately, one of our officers holds a 3.0% equity interest in FRS which was acquired prior to his employment with us. In addition, under an agreement with the sellers entered into prior to his employment with us, such officer will receive a fee of approximately $2.5 million from the sellers upon closing of the transaction.

      Between October and January 2004, we, through a US subsidiary, completed the purchase of four collection operations in and around the Phoenix, Arizona metropolitan area for an aggregate total purchase price of approximately $9.6 million plus the issuance of 924,070 fully paid and non-assessable Common Shares valued at approximately $5.9 million. We may issue an additional 38,430 Common Shares in connection with one of these acquisitions, dependent upon the final working capital position of an acquired company.

      In January 2004, we acquired all outstanding shares of Gap Disposal (2001), Ltd., which operates an industrial-permitted waste landfill site in Saskatchewan, Canada. The purchase price was comprised of a cash payment of approximately $1.1 million plus the issuance of 12,000 fully paid and non-assessable Common Shares.

      In February 2004, we acquired a new, fully permitted, Class 1 municipal solid waste landfill currently under development in Fort Bend County, Texas, approximately 36 miles southwest of Houston. The purchase price was comprised of a cash payment of $5.0 million, a seller financed promissory note of $5.0 million and the issuance of 4,375,000 Common Shares. This 2,700 acre site, which will serve the greater Houston area, has a permitted capacity of 48 million cubic yards. It is currently anticipated the landfill will open for commercial operation in the third quarter of 2004. In addition to the landfill, we acquired a leasehold interest in a fully permitted transfer station site in Houston, which we will construct and expect to open in the fourth quarter of 2004.

      We expect to continue to make strategic acquisitions in Canada and the United States. These acquisitions will be financed through cash on hand, issuances, of our Common Stock and other debt and equity financings.

Results of Operations for the Three and Nine Months Ended September 30, 2003, and 2002

      On November 28, 2003, we filed with the Securities and Exchange Commission an Amendment to our annual report on Form 20-F (the “Amendement”). The purpose of the Amendment was to amend our 2002 Consolidated Financial Statements to reflect the accounting treatment of the beneficial conversion feature of the Company’s Series 1 Preferred Shares which were issued in February 2002 and were converted to Common Shares in March 2002, as a non-cash dividend to the purchasers of the Series 1 Preferred Shares. The effect of the restatement is to decrease net income available to common shareholders for the year ended December 31, 2002, from $2,127, as previously reported, to a net loss available to common shareholders of $12,590, as restated, and to decrease basic income per share for the year ended December 31, 2002, from $0.06, as previously reported, to net loss per share of $0.39, as restated. Due to the loss attributable to common shareholders, the warrants to purchase common shares and stock options outstanding are not dilutive.

      The majority of our operations are domiciled in Canada. As such, our primary functional currency is the Canadian dollar. However, for each reporting period, we translate the results of our operations and financial condition into US dollars. Therefore, our reported results of operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the relationship of the Canadian dollar strengthens against the US dollar our revenue is favorably affected and conversely our expenses are unfavorably affected. Assets and liabilities of Canadian operations have been translated from Canadian dollars into US dollars at the exchange rates in effect at the relevant balance sheet date, and revenue and expenses of Canadian operations have been translated from Canadian dollars into US dollars at the average exchange rates prevailing during the period. Unrealized gains and losses on translation of the Canadian operations into US dollars are reported as a separate component of shareholders’ equity and are included in comprehensive income (loss). Separately, monetary assets and liabilities denominated in US dollars held by the Canadian operation are re-measured from US dollars into Canadian dollars and then translated into US dollars. The effects of re-measurement are reported currently as a component of net income (loss). Currently, we do not hedge our exposure to changes in foreign exchange rates.

      The following table sets forth the results of operations for the three and nine months ended September 30, 2003, and 2002 (in thousands of US dollars):

	Three months ended September 30,				Nine months ended September 30,

	2003		2002		2003		2002

Revenue	$34,748	100.0%	$27,961	100.0%	$91,310	100.0%	$73,228	100.0%
Operating and other expenses:
Cost of operations	22,043	63.4	17,244	61.7	57,364	62.8	45,629	62.3
Selling, general and administrative	9,655	27.8	4,842	17.3	22,702	24.9	12,642	17.3
Depreciation, depletion and amortization	3,808	11.0	2,879	10.3	10,599	11.6	7,140	9.8
Foreign exchange loss (gain) and other	83	0.2	(204)	(0.7)	440	0.5	(1,645)	(2.3)

Income (loss) from operations	$(841)	(2.4)%	$3,200	11.4%	$205	0.2%	$9,462	12.9%

      A summary of our revenue is as follows for the periods indicated (in thousands of US dollars):

	Three months ended September 30,				Nine months ended September 30,

	2003		2002		2003		2002

Collection	$27,699	79.7%	$20,758	74.3%	$74,244	81.2%	$57,438	78.4%
Landfill	2,911	8.4	2,747	9.8	7,052	7.7	4,749	6.5
Transfer station	2,183	6.3	2,145	7.7	5,716	6.3	6,508	8.9
Material recovery facilities	1,534	4.4	1,579	5.6	3,539	3.9	2,958	4.0
Other specialized services	421	1.2	732	2.6	759	0.9	1,575	2.2

	$34,748	100.0%	$27,961	100.0%	$91,310	100.0%	$73,228	100.0%

      Revenue was $34,748 for the three months ended September 30, 2003, and $27,961 for the three months ended September 30, 2002. The increase in revenue of $6,787 or 24.3% is primarily due to increased collection and landfill disposal volumes of approximately $1,411 or 5.1% coupled with pricing changes of approximately $229 or 0.8%. The increase in collection volumes is primarily due to new residential waste collection agreements in our Canadian operations. New acquisitions for the period increased revenue approximately $963 or 3.4%. The favorable effects of foreign exchange movements were $4,184 or 15.0%.

      Revenue was $91,310 for the nine months ended September 30, 2003, and $73,228 for the nine months ended September 30, 2002. The increase in revenue of $18,082 or 24.7% is primarily due to increased collection and landfill disposal volumes of approximately $5,232 or 7.2% coupled with pricing changes of approximately $596 or 0.8%. The increase in collection volumes is primarily due to new residential waste collection agreements in our Canadian operations. New acquisitions for the period increased revenue approximately $3,616 or 4.9%. The favorable effects of foreign exchange movements were $8,638 or 11.8%.

Cost of Operations

      Cost of operations primarily includes labor and related benefit costs, equipment maintenance, tipping fees paid to third-party disposal facilities, sub-contractor expenses and landfill operating closure and post-closure costs. Cost of operations was $22,043 for the three months ended September 30, 2003, and $17,244 for the three months ended September 30, 2002. As a percentage of revenue, cost of operations was 63.4% for the three months ended September 30, 2003, and 61.7% for the three months ended September 30, 2002. The increase in cost of operations as a percentage of revenue of 1.7% is primarily related to higher costs of labor on lower margin residential contracts that were in place during 2003. The overall increase in cost of operations of $4,799 or 27.8% is primarily due to increased labor costs of approximately $940 or 5.4% and disposal and other expense increases of approximately $778 or 4.5%. The increase in operating costs is primarily a result of new waste collection agreements in our Canadian operations. Labor and disposal costs at our newly acquired US operations comprised $407 or 2.5% of the increase. The unfavorable effects of foreign exchange movements were $2,674 or 15.4%.

      Cost of operations was $57,364 for the nine months ended September 30, 2003, and $45,629 for the nine months ended September 30, 2002. As a percentage of revenue, cost of operations was 62.8% for the nine months ended September 30, 2003, and 62.3% for the nine months ended September 30, 2002. The increase in cost of operations of $11,735 or 25.7% is primarily due to increased labor costs of approximately $3,055 or 6.7% coupled with increased fuel and equipment costs of $1,278 or 2.8% and disposal and other expense increases of approximately $1,802 or 3.9%. The increase in operating costs is primarily as a result of new waste collection agreements in our Canadian operations. Labor and disposal costs at our newly acquired US operations comprised $439 or 1.0% of the increase. The unfavorable effects of foreign exchange movements were $5,161 or 11.3%.

Selling, general and administrative expenses

      Selling, general and administrative expenses include managerial costs, sales force, administrative expenses and professional fees. Selling, general and administrative expenses were $9,655 for the three months ended September 30, 2003, and $4,842 for the three months ended September 30, 2002. As a percentage of revenue, selling, general and administrative expenses were 27.8% for the three months ended September 30, 2003, and 17.3% for the three months ended September 30, 2002. The increase in selling, general and administrative expenses of $4,813 is primarily due to increased salaries, benefits and related overhead to build our infrastructure and execute our acquisition strategy as well as increased systems support, professional and legal fees relative to our previously discussed reorganization whereby we will become an indirect wholly owned subsidiary of our United States subsidiary, WSI. We expect to complete our reorganization in the first half of 2004. The unfavorable effects of foreign exchange movements were $1,105 or 22.8%. Due to our growth plans, we expect that selling, general and administrative expenses as a percentage of revenue will be greater than that of historical periods for the remainder of 2003.

      Selling, general and administrative expenses were $22,702 for the nine months ended September 30, 2003, and $12,642 for the nine months ended September 30, 2002. As a percentage of revenue, selling, general and administrative expenses were 24.9% for the nine months ended September 30, 2003, and 17.3% for the nine months ended September 30, 2002. The increase in selling, general and administrative expenses of $10,060 is primarily due to the reasons previously discussed. The unfavorable effects of foreign exchange movements were $2,384 or 18.9%.

Depreciation, depletion and amortization

      Depreciation, depletion and amortization were $3,808 for the three months ended September 30, 2003, and $2,879 for the three months ended September 30, 2002. As a percentage of revenue, depreciation, depletion and amortization was 11.0% for the three months ended September 30, 2003, and 10.3% for the three months ended September 30, 2002. The increase in depreciation, depletion and amortization was $929 or 32.3% was primarily due to increased disposal volumes at our Canadian landfill facilities coupled with an overall higher depletion rate per ton. Closure and post-closure costs were capitalized as part of our adoption of Statement Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”). As a result of the adoption of SFAS 143, landfill depletion costs increased approximately $143 for the three months ended September 30, 2003. Additionally, depreciation on our trucks and containers increased due to an overall increase in our fleet size. The unfavorable effects of foreign exchange movements were $468 or 16.3%.

      Depreciation, depletion and amortization were $10,599 for the nine months ended September 30, 2003, and $7,140 for the nine months ended September 30, 2002. As a percentage of revenue depreciation, depletion and amortization was 11.6% for the nine months ended September 30, 2003, and 9.8% for the nine months ended September 30, 2002. The increase in depreciation, depletion and amortization of $3,459 or 48.4% was primarily due to the reasons previously discussed. As a result of the adoption of SFAS 143, landfill depletion costs increased approximately $414 for the nine months ended September 30, 2003. The unfavorable effects of foreign exchange movements were $1,002 or 14.0%.

Foreign exchange loss (gain) and other

      Foreign exchange loss (gain) and other was $83 for the three months ended September 30, 2003, and $(204) for the three months ended September 30, 2002. Foreign exchange loss (gain) and other was $440 for the nine months ended September 30, 2003, and $(1,645) for the nine months ended September 30, 2002. The foreign exchange losses in 2003 are the result of re-measuring US dollar denominated cash balances into Canadian dollars. The foreign exchange gains in 2002 were the result of re-measuring our US dollar denominated debt into Canadian dollars. As part of the June 2002 refinancing of our Senior Credit Facility, our US dollar denominated debt was repaid.

Interest expense

      Interest expense was $5,372 for the three months ended September 30, 2003, and $1,207 for the three months ended September 30, 2002. The increase in interest expense of $4,165 is due primarily to preferred stock dividends related to our cumulative mandatorily redeemable preferred shares including amortization of note discount and debt-issue costs of approximately $3,858. The remainder of the increase is due to slightly higher average borrowings over the relative period offset by a decrease in amortization of debt issue cost related to our Senior Credit Facility, which was refinanced in June 2002.

      Interest expense was $10,557 for the nine months ended September 30, 2003, and $4,563 for the nine months ended September 30, 2003. The increase in interest expense of $5,994 is due primarily to preferred stock dividends related to our cumulative mandatorily redeemable preferred shares including amortization of note discount and debt-issue costs of approximately $6,056. Offsetting this increase is a decrease in interest expense due primarily to lower amortization of debt issue cost related to our Senior Credit Facility, which was refinanced in June of 2002, offset by slightly higher average borrowings over the relative period.

      You should read our discussion on “Liquidity and Capital Resources” contained herein.

Income tax provision

      The provision for income taxes was $908 for the three months ended September 30, 2003, and $462 for the three months ended September 30, 2002. The provision for income taxes was $574 for the nine months ended September 30, 2003, and $1,192 for the nine months ended September 30, 2002. The effective tax rate was negative 14.6% for the three months ended September 30, 2003, and 23.2% for the three months ended September 30, 2002. The effective tax rate was negative 5.5% for the nine months ended September 30, 2003, and 24.3% for the nine months ended September 30, 2002. The difference from the statutory rate of 36.3% in 2003 is primarily due to the tax effect on the non-deductible dividends on our redeemable preferred shares and the corresponding amortization of discounts and debt issue costs and the Canadian Large Corporations tax. Due to the lack of operating history relative to our US operations we have provided a valuation allowance for our net operating loss carryforwards generated in the US. The valuation allowance we recorded for the three months and nine months ended September 30, 2003 was $1,100. The difference from the statutory rate of 38.6% in 2002 is primarily due to the foreign exchange gains reported in the prior year.

Liquidity and Capital Resources

      Our primary capital requirements are to fund capital expenditures, primarily related to landfill site development, business and asset acquisitions and debt service. Significant sources of liquidity are cash on hand, net working capital, borrowings from our 364-day senior secured credit facility (described in the next section), our ability to issue performance bonds, as well as proceeds from preferred and common stock issuances.

      As of September 30, 2003, our cash and cash equivalents were $42,327 and net working capital, defined as current assets less current liabilities for the applicable period, was $44,675. We expect to grow our business primarily through acquisitions of existing businesses domiciled in the United States and Canada. We expect that we will fund these business acquisitions through cash on hand, issuances of our common stock and other external sources of financing which may include, but not be limited to, certain debt and equity offerings.

364-Day Senior Secured Credit Facility

      In December 2003, our US subsidiary, WSI entered into a $220.0 million 364-day senior secured credit facility comprised of a $195.0 million term loan and a $25.0 million revolving credit facility. Initial borrowings under the 364-day facility were used to finance the acquisition of certain assets of Allied and to repay our prior Senior Credit Facility in full. The 364-day facility bears interest at 9.0% per annum and has an initial term of 364 days with an extension option. If the option is exercised, the term of the 364-day facility would extend to July 2005 at a rate of 11.0% per annum. The 364-day facility contains certain financial and other covenants that restrict our ability to, among other things, make capital expenditures, incur indebtedness, incur liens, dispose of property, repay debt, pay dividends, repurchase shares and make certain acquisitions. Our financial covenants primarily relate to: (i) maintaining a maximum leverage ratio; (ii) a minimum interest coverage ratio; and (iii) a minimum EBITDA, as defined in the agreement governing the 364-day facility. We expect to refinance the 364-day facility with a more permanent term-note offering and other debt or equity offerings. If we are unable to obtain alternative sources of funding to refinance this obligation on terms that are favorable to us or at all, we may incur greater interest expense in future periods. Also, if we are unable to refinance the 364-day senior credit facility or otherwise obtain alternative sources of funding we may be required to sell additional debt, equity, or assets in order to meet our repayment obligations, which may not be possible.

      The following table sets forth the financial covenant levels for each of the next four quarters:

		Maximum	Minimum	Minimum
		Consolidated	Consolidated Interest	Consolidated
Fiscal Quarter		Leverage Ratio	Coverage Ratio	EBITDA(1)

FQ1	2004	5.60 : 1.00	1.75 : 1.00	$35,000
FQ2	2004	5.60 : 1.00	1.90 : 1.00	$36,000
FQ3	2004	5.45 : 1.00	2.00 : 1.00	$37,500
FQ4	2004	5.25 : 1.00	2.00 : 1.00	$39,000

(1)	Based upon a trailing twelve month period, subject to adjustment for certain acquisitions.

      These covenants and restrictions could limit the manner in which we conduct our operations and could adversely affect our ability to raise additional capital. Any failure by us to comply with these covenants and restrictions will, unless waived by the lenders, result in an inability to borrow under the 364-day facility and/or an immediate obligation to repay all amounts outstanding. In such event, we would be required to refinance our debt or obtain capital from other sources, including sales of additional debt or equity or sales of assets, in order to meet our repayment obligations, which may not be possible.

      Separately, as a result of this refinancing in the fourth quarter of 2003, we fully amortized approximately $2.5 million of debt-issue-cost relative to the Senior Credit Facility.

Senior Credit Facility (repaid in full on December 31, 2003)

      In June 2002, we completed a refinancing of our former senior debt facility by entering into a new Senior Secured Credit Facility (the “Senior Credit Facility”) with a syndicate of financial institutions. The Senior Credit Facility was a revolving credit facility denominated in Canadian dollars and provided for borrowings of up to the lesser of $88.0 million or C$131.0 million. As of September 30, 2003, and before our November 2003 amendment, unused capacity under this facility approximated $6.4 million. The Senior Credit Facility was used for general corporate purposes, including working capital, and capital expenditures and permitted acquisitions. The Senior Credit Facility was collaterized by a first priority perfected security interest in substantially all of the current and future acquired assets of the Company and its subsidiaries. The Senior Credit Facility contained certain financial and other covenants that restricted our ability to, among other things, make capital expenditures, pay dividends, repurchase shares and make certain acquisitions. Our financial covenants primarily related to: (i) a maximum leverage ratio, being funded debt as a ratio to EBITDA, as that term was defined in our Senior Credit Facility as amended; (ii) a minimum pro forma adjusted EBITDA; (iii) a fixed charge coverage ratio; and (iv) total net worth. Interest rates were based on current market rates plus a fixed margin based on the form of borrowing (Canadian Eurodollar or prime). The fixed margins ranged from 2.75% to 3.75% for Canadian Eurodollar rate loans and 1.25% to 2.25% for prime rate loans. Within the ranges, the fixed margin was determined based on our leverage ratio. The interest rate at September 30, 2003, on the Senior Credit Facility was 6.50%.

      In May 2003, we amended our Senior Credit Facility to authorize the completion of the acquisition of the membership interests in Omni Waste, to increase our authorized capital expenditures in connection with certain new municipal service contracts awarded to us and to exclude up to $12.0 million in capital expenditures incurred in connection with the acquisition of Omni Waste or the development of the Omni Waste landfill site from the capital expenditure cap imposed by the Senior Credit Facility.

      In November 2003, we amended our Senior Credit Facility to allow for (i) the acquisition of certain assets of Allied; (ii) subordinated debt of up to $110.0 million to complete the Allied acquisition; and (iii) increased lending commitments of up to the lesser of $88.0 million or C$131.0 million. Additionally, we amended the definition of our financial covenants to make them less restrictive. As of September 30, 2003, we were in compliance with our financial covenants, as amended.

Cumulative Mandatorily Redeemable Preferred Shares

      In May 2003, WSI issued 55,000 shares of redeemable Preferred Stock (the “WSI Preferred Stock”) to Kelso Investment Associates VI, L.P. and KEP VI, LLC (collectively, “Kelso”) pursuant to the terms of an agreement dated as of May 6, 2003 (“the WSI Subscription Agreement”) at a price of $1,000 per share. WSI also issued to Kelso 7,150,000 warrants to purchase shares of Common Stock (on a one-for-one basis) of WSI for $3.00 per share. The warrants are exercisable at any time following the completion of a reorganization pursuant to the Ontario Business Corporations Act by which Capital Environmental Resource Inc. will become an indirect wholly owned subsidiary of WSI (the “Migration”). The issuance of the WSI Preferred Stock resulted in proceeds of approximately $50.0 million, net of fees of approximately $5.0 million. The shares of WSI Preferred Stock are non-voting. The WSI Preferred Stock entitles the holders to a liquidation preference of $1,000 per share and a cumulative cash dividend of 17.75% per annum (compounding and accruing quarterly in arrears). The liquidation preference approximated $59.1 million as of September 30, 2003. As we are not permitted to declare and pay cash dividends pursuant to the terms of the 364-day facility, the dividend payments will accrue. The WSI Preferred Stock, including all accrued and unpaid dividends, must be redeemed in full by no later than May 6, 2015. Until May 6, 2006, we may redeem all or any part of the WSI Preferred Stock on payment of the sum of $1,000 per share plus accrued and unpaid dividends calculated as if the WSI Preferred Stock were redeemed on May 6, 2006 or approximately $93.4 million. If we do not exercise the option to redeem all of the WSI Preferred Stock by May 6, 2009, Kelso may require WSI to initiate a sale of WSI or its assets on terms acceptable to its board of directors consistent with the exercise by the board members of their fiduciary obligations.

      Additionally, Kelso, as the holder of the WSI Preferred Stock, has the exclusive right to elect two directors of WSI so long as 25,000 or more WSI Preferred Stock are outstanding or one director so long as there are 5,000 or more WSI Preferred Stock outstanding. Certain actions of WSI and its affiliates, including incurring certain indebtedness, also require the prior approval of the holders of a majority of the WSI Preferred Stock. All of these covenants and restrictions could limit the manner in which we conduct our operations and could adversely affect our ability to raise additional capital. Any failure by us to comply with these covenants and restrictions will, unless waived by Kelso, result in an immediate obligation to redeem all of the then-outstanding WSI Preferred Stock. If such events occurred, we would be required to refinance WSI or obtain capital from other sources, including sales of additional debt or equity or the sale of assets, in order to meet our redemption obligations.

      By the terms of the agreements with Kelso relating to the shares of WSI Preferred Stock, if we do not complete the Migration by March 31, 2004, the dividend payable on the WSI Preferred Stock issued to Kelso will increase by 1% per annum, from 17.75%, for every month that the Migration is delayed, up to a maximum increase of an additional 12% per annum. We may also be required to issue to Kelso an additional 250,000 warrants per month for each month that the Migration is delayed after March 31, 2004, up to an additional 6,000,000 warrants to purchase WSI common stock, at an exercise price of $0.01 per share. In February 2004, we amended our agreement with Kelso to extend the date for completing the Migration, after which the increase in the dividend rate and requirement to issue additional warrants will apply, to June 30, 2004. The increase in the dividend payable on the WSI Preferred Stock issued to Kelso would increase the amount to be paid to Kelso on the redemption of the WSI Preferred Stock and would have a material adverse effect on our financial condition. By the terms of our agreement with Kelso, as amended, if the Migration is not completed at all, Kelso may also require us to exchange the existing 7,150,000 warrants to purchase common stock of WSI, and any of the additional warrants for common stock of WSI issued as a result of our completing the Migration after June 30, 2004, for warrants to purchase our Common Shares.

      We adopted SFAS No. 150 and accordingly classified the WSI Preferred Stock as a liability. We also allocated the relative fair value of the proceeds to the WSI Preferred Stock and warrants. The 7,150,000 warrants have an allocated value on the date of issue of approximately $14,810. The value allocated to the warrants was treated as a component of equity, with an offsetting amount treated as a discount which will accrete to interest expense using the effective interest method over the life of the WSI Preferred Stock to the earliest redemption date of May 6, 2006. For the three and nine months ended September 30, 2003, accrued interest expense, accretion of discounts and amortization of issue costs approximated $3,858 and $6,056 respectively.

Equity issuance

Common Shares

      In the first quarter of 2003, we issued 3,250,000 fully paid and non-assessable Common Shares in connection with an acquisition.

      In the fourth quarter of 2003, we issued 1,600,000 fully paid and non-assessable Common Shares in connection with certain acquisitions

      In January and February 2004, we issued 4,711,070 fully paid and non-assessable Common Shares in connection with certain acquisitions.

Series 1 Preferred Shares

      The following table sets forth the varied tranches of Series 1 Preferred Shares issued during the nine-month period ended September 30, 2003 (amounts in thousands except share and per share amounts):

	Series 1	Price	Gross	Net	Warrants	Warrant Exercise
Period	Preferred Shares	Per Share	Proceeds	Proceeds	Issued	Price per Share

March – June	10,241,666	$3.00	$30,725	$28,925	2,048,333	$3.00
June (a)	5,000,000	$3.00	15,000	14,100	1,000,000	$3.00
July (b)	4,154,667	$3.00	12,464	11,600	830,933	$3.00
September (b)	8,750,000	$3.20	28,000	28,000	1,575,000	$3.20

	28,146,333		$86,189	$82,625	5,454,266

(a)	The proceeds from this issue were received and recorded as of June 25, 2003; the shares were issued July 8, 2003.
(b)	A shareholder and certain of our officers and directors and/or their affiliates, purchased 1,762,500 Series 1 Preferred Shares in these private placement transactions.

      We account for the issuance of the Series 1 Preferred Shares as the issuance of three differing securities (i) Series 1 Preferred Shares convertible into Common Shares; (ii) warrants exercisable for Common Shares; and (iii) a beneficial conversion feature embedded in the Series 1 Preferred Shares. The gross proceeds from the offering were allocated based upon the relative fair value of the Series 1 Shares on the commitment date (date of issue), and the warrants. The fair value of the Common Shares at the commitment date was compared to the gross proceeds allocated to the Series 1 Preferred Shares based upon their relative fair value. The excess of fair value of the Common Shares over the gross proceeds allocated to the Series 1 Preferred Shares was deemed to be the value associated with the beneficial conversion feature of the Series 1 Preferred Shares and was recorded as a non-cash dividend on the Series 1 Preferred Shares. Value ascribed to the beneficial conversion feature of the Series 1 Preferred Shares, and the allocated fair value of the warrants approximated $33,551 for the three months ended September 30, 2003. Value ascribed to the beneficial conversion feature of the Series 1 Preferred Shares and the allocated fair value of the warrants approximated $54,572 ad $14,717 for the nine months ended September 30, 2003, and 2002, respectively, which was recognized as a deemed dividend to the Series 1 Preferred Shareholders.

      At our annual meeting held in December 2003, the shareholders voted in favor of the conversion of the Series 1 Preferred Shares to Common Shares there by effecting the exchange on the basis of one Common Share for each Series 1 Preferred Share held and the exercisability of the warrants that were issued with the Series 1 Preferred Shares.

Warrants

      In September 2003, we issued 50,000 Common Shares on exercise of warrants for cash proceeds of approximately $197.

Surety Bonding and Letters of Credit

      In the normal course of business, we are required to post performance and surety bonds, letters of credit and/or cash deposits as financial guarantees of our performance of certain contracts and closure and post-closure care of our landfill sites. As of September 30, 2003, we had outstanding performance and surety bonds of approximately C$11.3 million, the majority of which expire during 2003 and 2004. We expect to renew our performance and surety bonds in the ordinary course of business as they expire.

Cash Flows

      The following discussion relates to the major components of the changes in cash flows for the nine months ended September 30, 2003, and 2002.

Cash Flows from Operating Activities

      Cash provided by operating activities was $3,865 for the nine months ended September 30, 2003, and $9,123 for the nine months ended September 30, 2002. The decrease in cash provided by operating activities is primarily due to increased overhead and cash interest expenses, as well as changes in our working capital.

Cash Flows used in Investing Activities

      Cash used in investing activities was $93,399 for the nine months ended September 30, 2003, and $32,355 for the nine months ended September 30, 2002. The increase in cash used in business acquisitions is primarily due to our acquisition of the JED Landfill. The increase in capital expenditures is primarily due to increased spending related to landfill development. In addition, in the prior period approximately $2.1 million in capital expenditures were financed with capital leases. We expect to incur increasing capital expenditures as we continue development of our recently acquired landfill sites. We intend to finance capital expenditures and business acquisitions through operating cash flow, borrowings under our Facility and the issuance of equity and/or other debt securities.

      During the nine months ended September 30, 2003, we purchased all the JED Landfill for $68,090 in cash, and we acquired a number of smaller companies for an aggregate cash purchase price of approximately $4,643.

Cash Flows from Financing Activities

      Cash flows provided by financing activities was $129,787 for the nine months ended September 30, 2003, and $24,131 for the nine months ended September 30, 2002. The increase in cash flows from financing activities is primarily due to the net proceeds from our issuance of Series 1 Preferred Shares and Preferred Shares of WSI to Kelso. Proceeds from these offerings were used primarily to fund acquisitions.

Off-Balance Sheet Financing

      We have no off-balance sheet debt or similar obligations, other than our letters of credit and performance and surety bonds discussed previously, which are not debt. We have no transactions or obligations with related parties that are not disclosed, consolidated into or reflected in our reported results of operations or financial position. We do not guarantee any third party debt. We have entered into a put or pay disposal agreement with RCI Environment Inc., Centres de Transbordement et de Valorisation Nord Sud Inc., RCM Environnement Inc. (collectively the “RCI Companies”) and Intersan Inc. pursuant to which we have posted a letter of credit for C$4.0 million to secure our obligations and those of the RCI Companies to Intersan Inc. Details of this agreement are further described in Note 8 to the Unaudited Condensed Consolidated Financial Statements.

Adoption of New Accounting Standard

      On January 1, 2003, we adopted the provisions of Statement Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations” (“SFAS 143”). SFAS 143 required us to change our methodology used to record liabilities related to final capping, closure and post-closure of its landfill operations. Under the provisions of the new statement, we recognized as an asset the fair value of the liability for an asset retirement obligation. The asset is then depleted, consistently with other capitalized landfill costs, over the remaining useful life of the site based upon units of consumption as airspace in the landfill is consumed. Additionally, we recognized a liability for the present value of the estimated future asset retirement obligation. The liability will be adjusted for (i) additional liabilities incurred or settled; (ii) accretion of the liability to its future value and (iii) revisions in the estimated cash flows relative to closure and post closure costs. Upon adoption, landfill site cost increased $4,361, accumulated depletion increased $704, accrued closure and post-closure obligations increased $2,883 and we recognized a cumulative effect of change in accounting principle of approximately of $518, net of a provision for income taxes of $256. We do not have any assets legally restricted for purposes of settling asset retirement obligations. However, we do use certain letters of credit to support our asset retirement obligations.

      As of December 31, 2002, our accrued closure, post-closure obligations approximated $1,925 and as of September 30, 2003, the accrued closure, post-closure obligations approximated $5,889. The increase of approximately $3,964 is primarily due to the adoption of SFAS 143, as previously discussed, of approximately $2,883 and accretion expense of approximately $353. The effects of foreign exchange serve to increase the liability by approximately $728. If we adopted the provisions of SFAS 143 as of January 1, 2002, net income (loss) for the three and nine months ended September 30, 2002, would have been lower by approximately $63 and $188, respectively. Basic and diluted earnings per share for each of the periods would have been affected by less than $0.01 per share for each period.

New Accounting Pronouncements

      In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS149”). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The Statement requires that contracts with comparable characteristics be accounted for similarly and clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain circumstances, and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have a material effect on our financial position or results of operations.

      In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”), effective for financial instruments entered into or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). We have adopted the provisions of SFAS 150 as it relates to our mandatorily redeemable securities.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46”). In December 2003, the FASB issued a revision to FIN 46, or Revised Interpretation, to clarify some of the provisions of FIN 46. FIN 46 provides guidance on how to identify a variable interest entity, or VIE, and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE must be included in a company’s consolidated financial statements. A company that holds variable interests in an entity is required to consolidate the entity if the company’s interest in the VIE is such that the company will absorb a majority of the VIEs expected losses and/or receive a majority of the entity’s expected residual returns, if any. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. However, the Revised Interpretations must be applied no later than the first quarter of fiscal year 2004. VIEs created after January 1, 2004, must be accounted for under the Revised Interpretations. There has been no material impact to the Company’s financial statements from potential VIEs entered into after January 31, 2003, and there is no expected impact from the adoption of the deferred provisions in the first quarter of 2004.

Trend Information

Seasonality

      We expect the results of our operations to vary seasonally, with revenues typically lowest in the first quarter of the year, higher in the second and third quarters, and lower in the fourth quarter than in the third quarter. The seasonality is attributable to a number of factors. First, less solid waste is generated during the late fall, winter and early spring because of decreased construction and demolition activity. Second, certain operating costs are higher in the winter months because winter weather conditions slow waste collection activities, resulting in higher labor costs, and rain and snow increase the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis. Also, during the summer months, there are more tourists and part-time residents in some of our service areas, resulting in more residential and commercial collection. Consequently, we expect operating income to be generally lower during the winter.

PART II

OTHER INFORMATION

Legal Proceedings

      In the normal course of the Company’s business and as a result of the extensive governmental regulation of the solid waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke or deny renewal of an operating permit or license held by the Company. From time to time, the Company may also be subject to actions brought by citizens’ groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or alleging environmental damage or violations of the permits and licenses pursuant to which the Company operates. In addition, the Company may become party to various lawsuits pending for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a solid waste management business.

      On December 18, 2002, Canadian Waste Services Inc. (“Canadian Waste”), a competitor of the Company, commenced an action against the Company and one of the Company’s employees who was previously employed by Canadian Waste. The action alleges breach of the employment contract between the employee and Canadian Waste, and breach of fiduciary duties. The action also alleges that the Company participated in those alleged breaches. The action seeks damages from the Company and its employee for the alleged breach of contract and fiduciary duties in the amount of approximately C$14.5 million, as amended in December 2003, and an injunction enjoining the employee from acting contrary to the alleged terms of his employment contract and fiduciary duties.

      As of the date of this Report, the Company does not believe that the reasonably probable losses in respect of any current proceeding or litigation involving the Company would have a material adverse impact on its business, financial condition, results of operations or cash flows.

Changes in Securities and Use of Proceeds

      Not applicable.

Defaults Upon Senior Securities

      Not applicable.

Submission of Matters to a Vote of Security Holders

      Not applicable.

Other Information

      Not applicable.

Exhibits

      Not applicable.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2004

By:	/s/ DAVID SUTHERLAND-YOEST
David Sutherland-Yoest
Chairman of the Board,
Chief Executive Officer, and Director
(Principal Executive Director)

/s/ RONALD L. RUBIN
Ronald L. Rubin
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)